UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. N6596X109
1	Names of Reporting Person: Bain Pumbaa LuxCo S.à.r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 38,494,427 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 38,494,427 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,494,427 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.35%
12	Type of Reporting Person (See Instructions) OO

*	Based on 250,751,500 shares of the Issuer’s common stock outstanding as of January 31, 2011, which amount was provided by the Issuer.

CUSIP No. N6596X109
1	Names of Reporting Person: Bain Capital Lion Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 38,488,968 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 38,488,968 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,488,968 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.35%
12	Type of Reporting Person (See Instructions) OO

*	Based on 250,751,500 shares of the Issuer’s common stock outstanding as of January 31, 2011, which amount was provided by the Issuer.

CUSIP No. N6596X109
1	Names of Reporting Person: Bain Capital Partners IX, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 5,459 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,459 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,459 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) Less than 0.01%
12	Type of Reporting Person (See Instructions) OO

*	Based on 250,751,500 shares of the Issuer’s common stock outstanding as of January 31, 2011, which amount was provided by the Issuer.

CUSIP No. N6596X109

1	Names of Reporting Person: Bain Capital Investors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 38,494,427 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 38,494,427 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,494,427 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.35%
12	Type of Reporting Person (See Instructions) OO

*	Based on 250,751,500 shares of the Issuer’s common stock outstanding as of January 31, 2011, which amount was provided by the Issuer.

Item 1.	(a)	Name of issuer:

NXP Semiconductors N.V.

	(b)	Address of issuer’s principal executive offices:

High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

Item 2.	(a)	Name of person filing:

Bain Pumbaa LuxCo S.à.r.l., Bain Capital Lion Holdings, L.P., Bain Capital Partners IX, L.P., Bain Capital Investors, LLC (Collectively, “The Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2011 , pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

	(b)	Address or principal business office or, if none, residence:

The principal business office for Bain Pumbaa LuxCo S.à.r.l. is:

9A Parc d’Activité Syrdall L-5365, Luxembourg Grand Duchy of Luxembourg

The principal business office for Bain Capital Lion Holdings, L.P., Bain Capital Partners IX, L.P., and Bain Capital Investors, LLC is:

c/o Bain Capital Partners, LLC 111 Huntington Avenue Boston, MA 02199

	(c)	Citizenship:

See Item 4 of each cover page

	(d)	Title of class of securities:

Common stock, nominal value €.20 per share

	(e)	CUSIP No.:

N6596X109

Item 3.

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned:

Bain Pumbaa LuxCo S.à.r.l. (“Pumbaa”) owns 38,494,427 shares of the Issuer’s common stock. As a shareholder of Bain Pumbaa LuxCo S.à r.l., Bain Capital Lion Holdings, L.P. (“Lion Holdings”) has voting and dispositive power over 38,488,968 shares of the Issuer’s common stock held by Bain Pumbaa LuxCo S.à r.l. and may be deemed to beneficially own all shares of the Issuer’s common stock held by Bain Pumbaa LuxCo S.à r.l. In addition, as a shareholder of Bain Pumbaa LuxCo S.à r.l., Bain Capital Fund IX, L.P. (“Fund IX”) has voting and dispositive power over 5,459 shares of the Issuer’s common stock held by Bain Pumbaa LuxCo S.à r.l. Bain Capital Investors, LLC (“BCI”) is the managing general partner of Lion Holdings as well as the general partner of Bain Capital Partners IX, L.P., which in turn is the general partner of Fund IX. As a result, BCI may be deemed to beneficially own all of the shares of the Issuer’s common stock held by Lion Holdings and Fund IX, but disclaims beneficial ownership of such shares of the Company’s common stock.

NXP Co-Investment Investor S.à.r.l. owns 22,461,600 shares of the Issuer’s common stock. NXP Co-Investment Partners L.P. is the sole shareholder of NXP Co-Investment Investor S.à.r.l. NXP Co-Investment GP Ltd. is the general partner of NXP Co-Investment Partners L.P. NXP Co-Investment GP Ltd. is owned by Silver Lake (Offshore) AIV GP II, Ltd., KKR Europe II Limited, BCP IX NXP Ltd. and Apax Europe VI NXP Founder GP, Ltd., none of which owns a majority. The share ownership reported for the filing persons reporting on this Schedule 13G does not include the 22,461,600 shares of the Issuer’s common stock held by NXP Co-Investment Investor S.à.r.l., and each of the filing persons reporting on this Schedule 13G disclaims beneficial ownership of any shares of the Issuer’s common stock owned by NXP Co-Investment Investor S.à.r.l.

(b) Percent of class:

See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

See Item 5 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Bain Pumbaa LuxCo S.à.r.l., Bain Capital Lion Holdings, L.P., Bain Capital Partners IX, L.P., Bain Capital Investors, LLC (collectively the “Bain Capital Parties”) are, together with funds and entities advised by Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Silver Lake Management Company, L.L.C. (“Silver Lake”), Apax Partners LLP (“Apax”) and AlpInvest Partners N.V. (“AlpInvest,” with the funds and entities advised by KKR, Bain, Apax and AlpInvest being referred to as the “Other Parties”), Koninklijke Philips Electronics N.V. and PPTL Investment LP (together, the “Philips Parties”), NXP Co-Investment Partners L.P. and NXP Co-Investment Investor S.à.r.l. (together, the “Co-Investors”), Kaslion S.à.r.l.,[1] Kaslion Holding B.V.[2] and Stichting Management Co-Investment NXP (the “Management Foundation”), parties to a shareholders’ agreement (the “Shareholders’ Agreement”) with respect to the Issuer. Among other things, the Shareholders’ Agreement requires the parties to vote their shares of the Issuer’s common stock for directors that are designated in accordance with the provisions of the Shareholders’ Agreement. The Shareholders’ Agreement also contains certain provisions relating to drag-along and tag-along rights and transfer restrictions more generally among the parties thereto and permits certain parties thereto to nominate persons to an investors committee established by the parties thereto (the “Investors Committee”), which has approval rights over certain actions proposed to be taken by the parties as set out therein. The aggregate number of shares of the Issuer’s common stock beneficially owned collectively by the Bain Capital Parties, the Other Parties, the Co-Investors, the Philips Parties and the Management Foundation, based on available information, is approximately 202,913,923, which represents approximately 80.92% of the outstanding shares of common stock of the Issuer. The share ownership reported for the filing persons reporting on this Schedule 13G does not include any shares owned by the Other Parties, the Co-Investors, the Philips Parties or the Management Foundation, except to the extent already disclosed in this Schedule 13G. Each of the filing persons reporting on this Schedule 13G disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Other Parties, the Co-Investors, the Philips Parties and the Management Foundation, except to the extent already disclosed in this Schedule 13G.

Kings Road Holdings IV, L.P., NXP Co-Investment Partners II, L.P., NXP Co-Investment Partners III, L.P., NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IVB, L.P., NXP Co-Investment Partners VII, L.P., NXP Co-Investment Partners VIII, L.P. and OZ NXP Investment, Ltd (collectively, the “Co-Investment Parties”), the Bain Capital Parties and the Other Parties are parties to an agreement (the “Co-Investment Agreement”) with respect to shares of common stock of the Issuer. Pursuant to the Co-Investment Agreement, without the approval of the Investors Committee, the Co-Investment Parties are generally prohibited from selling for six months after the initial public offering of the Issuer the shares of the Issuer’s common stock held by them as of the date of the initial public offering of the Issuer and, thereafter, may only sell those shares in accordance with certain volume and other limitations set out in the Co-Investment Agreement. The volume and other limitations terminate 15 months after completion of the initial public offering of the Issuer, after which time the Co-Investment Parties may freely sell their shares without restriction under the agreement. The aggregate number of shares of the Issuer’s common stock beneficially owned collectively by the Co-Investment Parties, based on available information as of January 31, 2011, is approximately 12,337,577, which represents approximately 4.92% of the outstanding shares of common stock of the Issuer. The share ownership reported for the filing persons reporting on this Schedule 13G does not include any shares owned by the Co-Investment Parties, and each of the filing persons reporting on this Schedule 13G disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Co-Investment Parties.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

[1]	This entity is currently being liquidated and does not hold any securities of the Issuer.
[2]	This entity is currently being liquidated and does not hold any securities of the Issuer.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.3

Bain Pumbaa LuxCo S.à.r.l.

Dated: February 14, 2011	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Manager

Bain Capital Lion Holdings, L.P.
By: Bain Capital Investors, LLC
Its general partner

	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Managing Director

Bain Capital Partners IX, L.P.
By: Bain Capital Investors, LLC
Its general partner

	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Managing Director

Bain Capital Investors, LLC

	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Managing Director

Exhibit 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Bain Pumbaa LuxCo S.à.r.l.

Dated: February 14, 2011	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Manager

Bain Capital Lion Holdings, L.P.
By: Bain Capital Investors, LLC
Its general partner

	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Managing Director

Bain Capital Partners IX, L.P.
By: Bain Capital Investors, LLC
Its general partner

	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Managing Director

Bain Capital Investors, LLC

	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Managing Director